Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205960

GRIFFIN-AMERICAN HEALTHCARE REIT IV, INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 14, 2018
TO THE PROSPECTUS DATED MARCH 29, 2017

This document supplements, and should be read in conjunction with, our prospectus dated March 29, 2017, as supplemented by Supplement No. 4 dated November 29, 2017, which superseded and replaced all previous supplements to our prospectus, and Supplement No. 5 dated January 25, 2018. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•
the status and extension of the offering of shares of our Class T and Class I common stock until February 16, 2019, unless further extended by our board of directors as permitted under applicable law or earlier terminated; and

•	the renewal of our advisory agreement.

Status and Extension of Public Offering

The third paragraph of the “Prospectus Summary — Griffin-American Healthcare REIT IV, Inc.” section on page 9 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

As of February 9, 2018, we had received and accepted subscriptions in this offering for 41,270,114 shares of Class T common stock, or approximately $412,357,000, and 2,424,099 shares of Class I common stock, or approximately $22,392,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, as amended, or DRIP. As of February 9, 2018, approximately $2,387,643,000 in shares of our Class T common stock and $177,608,000 in shares of our Class I common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in this offering until the earlier of February 16, 2019, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering as permitted under applicable law.

We previously disclosed that we would offer shares of our common stock pursuant to our public offering until February 16, 2018, unless extended by our board of directors. On February 14, 2018, our board of directors approved the extension of our public offering until February 16, 2019, unless our board of directors terminates the offering or extends the offering as permitted under applicable law. All references in our prospectus to the termination date of our public offering are hereby supplemented and revised accordingly.

Renewal of Advisory Agreement

The following information should be read in conjunction with the discussion contained in the “Management of Our Company — The Advisory Agreement” section beginning on page 100 of our prospectus:

We previously entered into an advisory agreement dated February 16, 2016, and a Mutual Consent to Renew Advisory Agreement dated February 13, 2017, with our operating partnership and our advisor. On February 14, 2018, we entered into an additional Mutual Consent to Renew Advisory Agreement with our operating partnership and our advisor. The advisory agreement, as renewed, will terminate on February 16, 2019, unless earlier terminated in accordance with the terms of the advisory agreement or renewed for an additional one-year term upon written mutual consent of the parties to the advisory agreement.

All references in our prospectus to the termination date of the advisory agreement are hereby supplemented and revised accordingly.